1/1 FERROVIAL SE (“FERROVIAL”) ANNOUNCES THE COMPLETION OF THE SALE OF ITS STAKE IN AGS AIRPORTS Amsterdam, 28 January 2025 Reference is made to the communication dated 13 November 2024 regarding the sale by Ferrovial of its entire stake (50%) in AGS Airports Holdings Limited (AGS) to AviAlliance UK Limited. As part of the same transaction Macquarie also agreed the sale of their entire stake (50%) in AGS to the same purchaser. Following satisfaction of applicable regulatory conditions, Ferrovial and Macquarie have completed the sale of the entire (100%) share capital in AGS for a price of £ 900 million, of which circa £450 million are Ferrovial net proceeds. This will give rise to a capital gain of €300 million which will impact the results of Q1 2025. About Ferrovial Ferrovial, a leading global infrastructure operator is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue- chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.